UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 32)*

Empire Resorts, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

292052305

(CUSIP Number)

Steven L. Wilner Matthew P. Salerno James E. Langston Cleary Gottlieb Steen & Hamilton LLP One Liberty Plaza New York, NY 10006 212-225-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 15, 2019

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	292052305

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Kien Huat Realty III Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)			AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			___

6.	Citizenship or Place of Organization			Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	39,638,297 (1)(2)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	39,638,297 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			39,638,297 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			___

13.	Percent of Class Represented by Amount in Row (11)			100.0%(1)

14.	Type of Reporting Person (See Instructions)			CO

1 See Items 3, 4 and 5 of this Schedule 13D.

2 This includes 34,438,297 shares of common stock, par value $0.01 per share (the “Common Stock”), of Empire Resorts, Inc. (the “Issuer”) and 5,200,000 shares of Common Stock into which the Series F Preferred Stock (the “Preferred Stock”) beneficially owned by Kien Huat Realty III Limited (“Kien Huat”) and Lim Kok Thay can currently be converted.

CUSIP No.	292052305

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Lim Kok Thay

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)			AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			___

6.	Citizenship or Place of Organization			Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	39,638,297 (1)(2)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	39,638,297 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			39,638,297 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			___

13.	Percent of Class Represented by Amount in Row (11)			100.0%(1)(2)

14.	Type of Reporting Person (See Instructions)			IN

1 See Items 3, 4 and 5 of this Schedule 13D.

2 This includes 34,438,297 shares of Common Stock and 5,200,000 shares of Common Stock into which the Preferred Stock beneficially owned by Kien Huat and Lim Kok Thay can currently be converted.

CUSIP No.	292052305

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Genting Berhad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)			OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			___

6.	Citizenship or Place of Organization			Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	34,438,297 (1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	34,438,297 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			34,438,297 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			___

13.	Percent of Class Represented by Amount in Row (11)			100.0%(1)

14.	Type of Reporting Person (See Instructions)			CO

1 See Items 3, 4 and 5 of this Schedule 13D.

CUSIP No.	292052305

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Genting Malaysia Berhad

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)			WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			___

6.	Citizenship or Place of Organization			Malaysia

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	34,438,297 (1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	34,438,297 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			34,438,297 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			___

13.	Percent of Class Represented by Amount in Row (11)			100.0%(1)

14.	Type of Reporting Person (See Instructions)			CO

1 See Items 3, 4 and 5 of this Schedule 13D.

CUSIP No.	292052305

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Genting (USA) Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)			WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization			Isle of Man

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	34,438,297 (1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	34,438,297 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			34,438,297 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			___

13.	Percent of Class Represented by Amount in Row (11)			100.0%(1)

14.	Type of Reporting Person (See Instructions)			CO

1 See Items 3, 4 and 5 of this Schedule 13D.

CUSIP No.	292052305

1.	Names of Reporting Persons.

I.R.S. Identification Nos. of above persons (entities only).

Hercules Topco LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			☒
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)			WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			___

6.	Citizenship or Place of Organization			Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	34,438,297 (1)
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	34,438,297 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person			34,438,297 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			___

13.	Percent of Class Represented by Amount in Row (11)			100.0%(1)

14.	Type of Reporting Person (See Instructions)			CO

1 See Items 3, 4 and 5 of this Schedule 13D.

Items 1, 2, 3, 4, 5, 6 and 7 are hereby amended and supplemented to add the following:

Item 1. Security and Issuer.

This Schedule 13D (the “Statement”) relating to the common stock, par value $0.01 per share (the “Common Stock”), of Empire Resorts, Inc., a Delaware corporation (“Empire” or the “Issuer”), is filed (i) as Amendment No. 32 to amend and supplement the Schedule 13D (the “Original Schedule 13D”) filed by Kien Huat Realty III Limited (“Kien Huat”) and Lim Kok Thay with the Securities and Exchange Commission (the “SEC”) on August 27, 2009, as previously amended, (ii) as Amendment No. 1 to amend and supplement the Schedule 13D filed by Genting Berhad (“Genting Berhad”), Genting Malaysia Berhad (“GenM”) and Genting (USA) Limited (“Gen USA”), on November 4, 2019 with the SEC and (iii) by Hercules Topco LLC (“Parent,” together with Kien Huat, Lim Kok Thay, Genting Berhad, GenM and Gen USA, the “Reporting Persons”). The principal executive offices of the Issuer are located at c/o Monticello Raceway, Route 17B, Monticello, NY 12701. All capitalized terms used in this Statement and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D.

Item 2. Identity and Background.

This statement is being filed jointly on behalf of the Reporting Persons. The agreement among the Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 33.

Set forth in Schedule 1 to this Statement are the name, business address and present principal occupation or employment and citizenship of each member of the board of directors and corporate executive officer of Parent.

Hercules Topco LLC

Hercules Topco LLC (“Parent”) is a Delaware limited liability company, in which Gen USA currently holds a 49% membership interest and Kien Huat currently holds a 51% membership interest. Parent has not carried on any activities to date, except for activities incidental to its formation, in connection with the financing of the Merger (as defined below) and as otherwise contemplated by the Merger Agreement (as defined below). Upon completion of the Merger (as defined below), Parent will hold all Common Stock.

The address of Parent is:

c/o Genting Malaysia Berhad

24th Floor, Wisma Genting

Jalan Sultan Ismail

50250 Kuala Lumpur, Malaysia

During the last five years, neither Parent nor, to the knowledge of Parent, any of the persons listed on Schedule 1 hereto (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, on November 15, 2019, the merger of Hercules Merger Subsidiary Inc. (“Merger Sub”) with and into the Issuer was consummated, with the Issuer continuing as the surviving corporation (the “Merger”). Immediately prior to the consummation of the Merger, (i) Gen USA contributed 13,200,000 shares of Common Stock to Parent and Kien Huat contributed 15,714,606 shares of Common Stock to Parent and (ii) Gen USA contributed an amount of cash equal to 49% of the aggregate amount payable by Parent pursuant to the Agreement and Plan of Merger, dated August 18, 2019, by and among the Issuer, Merger Sub and Parent (the “Merger Agreement”) plus $9,429,839.44 and Kien Huat contributed an amount of cash equal to 51% of the aggregate amount payable by Parent pursuant to the Merger Agreement less $9,429,839.44. The aggregate merger consideration to be paid to the holders of Common Stock and Series B Preferred Stock (including the holders of restricted stock units and shares of restricted Common Stock) in connection with the Merger is approximately $58 million, not including any fees and expenses paid pursuant thereto. Funds contributed by GenM came from the working capital of GenM and funds contributed by Kien Huat came from the working capital of Kien Huat. The $9,429,839.44 was contributed to Parent by Gen USA, and deducted from Kien Huat’s contribution, in order for Gen USA to maintain a membership interest of 49%, assuming that all shares of Common Stock contributed to Parent had a value of $9.74 per share. No borrowed funds were used to purchase the Common Stock, other than any borrowed funds used for working capital purposes in the ordinary course of business.

Item 4. Purpose of Transaction.

On November 13, 2019, Issuer held a special meeting of its stockholders (“Special Meeting”) to approve a proposal to adopt the previously disclosed Merger Agreement. At the Special Meeting, the proposal to adopt the Merger Agreement was approved by the affirmative vote of both (i) holders of a majority of the voting power of the outstanding shares of the Issuer’s Common Stock, Series B Preferred Stock, par value $0.01 per share (“Series B Preferred Stock”), and Series F Preferred Stock, par value $0.01 per share (“Series F Preferred Stock”), voting as a single class, entitled to vote thereon as of the record date of the Special Meeting, voting as one class, and (ii) holders of a majority of the voting power of the outstanding shares of the Issuer’s Common Stock and Series B Preferred Stock, voting as a single class, that were not owned by Kien Huat, GenM, their respective affiliates or any officer or director of the Issuer, entitled to vote thereon as of the record date of the Special Meeting, voting as one class.

On November 15, 2019, the Issuer completed the merger contemplated by the terms of the Merger Agreement, pursuant to which Merger Sub was merged with and into the Issuer, with the Issuer continuing as the surviving entity after the merger (the “Merger”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of the Issuer’s Common Stock (other than any Rollover Shares, Canceled Shares or Dissenting Shares, as defined below) was converted into the right to receive $9.74 in cash, without interest (the “Common Merger Consideration”), and each issued and outstanding share of the Issuer’s Series B Preferred Stock (other than Rollover Shares, Canceled Shares or Dissenting Shares) was converted into the right to receive an amount in cash equal to the product of the Common Merger Consideration, multiplied by the number of shares of Common Stock into which such share of Series B Preferred Stock was convertible (the “Series B Merger Consideration”). In addition, as part of the Merger, (i) shares of the Issuer’s Common Stock or Series F Preferred Stock, owned by Kien Huat, GenM or their respective affiliates (the “Rollover Shares”) remain outstanding, (ii) shares of Common Stock or any series of the Issuer’s Preferred Stock owned by the Issuer or any of its wholly owned subsidiaries were canceled (the “Canceled Shares”) and (iii) shares owned by any stockholder who properly exercised appraisal rights under Delaware law (the “Dissenting Shares”) now entitle the holder thereof only to such appraisal rights.

Immediately prior to the consummation of the Merger, (i) Gen USA contributed 13,200,000 shares of Common Stock to Parent and Kien Huat contributed 15,714,606 shares of Common Stock to Parent and (ii) Gen USA contributed an amount of cash equal to 49% of the aggregate amount payable by Parent pursuant to the Merger Agreement plus $9,429,839.44 and Kien Huat contributed an amount of cash equal to 51% of the aggregate amount payable by Parent pursuant to the Merger Agreement less $9,429,839.44. The $9,429,839.44 was contributed to Parent by Gen USA, and deducted from Kien Huat’s contribution, in order for Gen USA to maintain a membership interest of 49%, assuming that all shares of Common Stock contributed to Parent had a value of $9.74 per share.

As a result of the Merger, each share of the Common Stock and Series B Preferred Stock issued and outstanding immediately prior to the Effective Time (other than Rollover Shares) was automatically converted into the right to receive the Common Merger Consideration or Series B Merger Consideration, as applicable, and ceased to exist or be outstanding. In addition, as a result of the Merger, all shares of common stock of Merger Sub issued and outstanding immediately before the Effective Time were converted into 5,523,691 shares of Common Stock, representing the number of shares of Common Stock issued and outstanding immediately prior to the Effective Time (other than Rollover Shares and Canceled Shares) assuming conversion of all Series B Preferred Stock into Common Stock. Following the consummation of the Merger, Parent holds 34,438,297 shares of Common Stock, representing 100% of the outstanding Common Stock. Kien Huat currently owns 100% of the issued and outstanding Series F Preferred Stock.

Additionally, as a result of the Merger, the Common Stock ceased trading on the NASDAQ Global Market upon the close of trading on November 15, 2019, and became eligible for termination of registration under the Securities Exchange Act of 1934 (the “Exchange Act”). The Company requested that NASDAQ file with the Securities and Exchange Commission (the “SEC”) a notification on Form 25 to report the delisting of the Company Common Stock from NASDAQ and to deregister the Company Common Stock under Section 12(b) of the Exchange Act. The Company also intends to file with the SEC a Form 15 requesting that the Company’s reporting obligations under Section 13 and 15(d) of the Exchange Act be terminated or suspended.

Item 5. Interest in Securities of the Issuer

The disclosure set forth under Item 4 of this Statement is incorporated herein by reference.

(a-b) As of the date hereof, the Genting Berhad, GenM, Gen USA and Parent may be deemed to share beneficial ownership of 34,438,297 shares of Common Stock, representing 100.0% of the Issuer’s Common Stock.

As of the date hereof, Kien Huat and Lim Kok Thay may be deemed to share beneficial ownership of 34,438,297 shares of Common Stock and 5,200,000 shares of Common Stock into which the Series F Preferred Stock can currently be converted, representing 100.0% of the Issuer’s Series F Preferred Stock.

(c) Except as set forth in this Schedule 13D, neither of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the Common Stock during the past 60 days.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The disclosure set forth under Item 4 of this Statement is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement on November 15, 2019 with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 33 and is incorporated herein by reference.

To the best knowledge of the Reporting Persons, except as provided herein and in the Original Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 33	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of November 15, 2019, by and among Lim Kok Thay, Kien Huat Realty III Limited, Genting Berhad, Genting Malaysia Berhad, Genting (USA) Limited and Hercules Topco LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2019

Genting Berhad

By:	/s/ Loh Bee Hong
Name: Loh Bee Hong
Title: Secretary

Genting Malaysia Berhad

By:	/s/ Ms. Koh Poy Yong
Name: Ms. Koh Poy Yong
Title: Chief Financial Officer

Genting (USA) Limited

By:	/s/ Ms. Koh Poy Yong
Name: Ms. Koh Poy Yong
Title: Chief Financial Officer

Hercules Topco LLC

By:	/s/ Gerard Lim
Name: Gerard Lim
Title: Vice-President and Secretary

Kien Huat Realty III Limited

By:	/s/ Yap Chong Chew
Name: Yap Chong Chew
Title: Authorized Signatory*

Lim Kok Thay

By:	/s/ Yap Chong Chew
Name: Lim Kok Thay
Title: Yap Chong Chew**

* The Letter of Authorization given by Kien Huat Realty III Limited is filed as Exhibit 21 hereto.
**The Letter of Authorization given by Lim Kok Thay is filed as Exhibit 22 hereto.

EXHIBIT INDEX

Exhibit Index	Description

Exhibit 1	Joint Filing Agreement, dated as of August 27, 2009, by and between Lim Kok Thay and Kien Huat Realty III Limited.

Exhibit 2	Investment Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 3	Stockholder Voting Agreement, dated as of August 19, 2009, by and among Empire Resorts, Inc., Kien Huat Realty III Limited and the stockholders signatory thereto (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 4	Registration Rights Agreement, dated as of August 19, 2009, by and between Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on August 19, 2009).

Exhibit 5	Custody Agreement, dated as of August 19, 2009, by and between Kien Huat Realty III Limited and JPMorgan Chase Bank, National Association, as Custodian (incorporated by reference to Exhibit 5 to Schedule 13D filed on August 27, 2009).

Exhibit 6	Standby Purchase Agreement dated as of April 12, 2013, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 6 to Amendment No. 8 to Schedule 13D filed on April 15, 2013).

Exhibit 7	Standby Purchase Agreement dated as of January 2, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 5, 2015).

Exhibit 8	Standby Purchase Agreement dated as of December 31, 2015, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Issuer on January 4, 2016).

Exhibit 9	Letter Agreement dated February 17, 2016, by and between Empire Resorts, Inc. and Kien Huat Realty III Ltd. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by the Issuer on February 18, 2016).

Exhibit 10	Note Exchange Agreement, dated as of December 28, 2017, among Empire Resorts, Inc., Montreign Holding Company, LLC, and Kien Huat Realty III Limited (incorporated by reference to Exhibit 10.4 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 11	Amendment to Commitment Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 12	Amendment to Letter Agreement, dated as of December 28, 2017, by and between Empire Resorts, Inc., and Kien Huat Realty III Limited (incorporated by reference to Exhibit 4.1 of the Current Report on Form 8-K filed by the Issuer on January 3, 2018).

Exhibit 13	Commitment Agreement by and between Kien Huat Realty III Limited and Empire Resorts, Inc. as amended and restated by the Amended and Restated Commitment Agreement, dated as of November 9, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 14	Subscription Agreement, dated as of November 13, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 15	Amended and Restated Certificate of Designations for the Series F Convertible Preferred Stock, dated as of November 9, 2018,

Exhibit 16

Subscription Agreement, dated as of February 20, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on February 20, 2019)

Exhibit 17	Amendment, dated May 7, 2019, to the Commitment Agreement by and between Kien Huat Realty III Limited and Empire Resorts, Inc. as amended and restated by the Amended and Restated Commitment Agreement, dated as of November 9, 2018, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 18	Subscription Agreement, dated as of May 21, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 19	Subscription Agreement, dated as of June 17, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc.

Exhibit 20	Proposal, dated as of July 25, 2019, by Kien Huat Realty III Limited to the special committee of the board of directors of Empire Resorts, Inc.

Exhibit 21	Letter of Authorization, given by Kien Huat Realty III Limited

Exhibit 22	Letter of Authorization, given by Lim Kok Thay

Exhibit 23	Proposal Letter, dated as of August 5, 2019, by Kien Huat Realty III Limited and Genting Malaysia Berhad to the special committee of the board of directors of Empire Resorts, Inc.

Exhibit 24	Term Sheet, dated as of August 5, 2019, by and between Kien Huat Realty III Limited and Genting Malaysia Berhad.

Exhibit 25	Agreement and Plan of Merger, dated as of August 18, 2019, by and among Hercules Topco LLC, Hercules Merger Subsidiary Inc. and Empire Resorts, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on August 19, 2019)

Exhibit 26

Voting Agreement, dated as of August 18, 2019, by and among Empire Resorts, Inc. and Kien Huat Realty III Limited (incorporated by reference to Exhibit 2.3 of the Current Report on Form 8-K filed by the Issuer on August 19, 2019)

Exhibit 27	Letter Agreement re: Equity Financing Commitment, dated as of August 18, 2019, by and among Hercules Topco LLC and Kien Huat Realty III Limited.

Exhibit 28

Amendment, dated August 18, 2019, to Letter Agreement, as last amended on May 7, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc. (incorporated by reference to Exhibit 2.2 of the Current Report on Form 8-K filed by the Issuer on August 19, 2019)

Exhibit 29

Subscription Agreement, dated as of August 26, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on August 26, 2019)

Exhibit 30

Subscription Agreement, dated as of September 23, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on September 23, 2019)

Exhibit 31	Subscription Agreement, dated as of October 30, 2019, by and between Kien Huat Realty III Limited and Empire Resorts, Inc. (incorporated by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on October 30, 2019)

Exhibit 32

Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of November 4, 2019, by and among Lim Kok Thay, Kien Huat Realty III Limited, Genting Berhad, Genting Malaysia Berhad and Genting (USA) Limited.

Exhibit 33	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Exchange Act, dated as of November 15, 2019, by and among Lim Kok Thay, Kien Huat Realty III Limited, Genting Berhad, Genting Malaysia Berhad, Genting (USA) Limited and Hercules Topco LLC.

SCHEDULE 1

Parent

Unless otherwise indicated, the correspondence address of each such person is c/o GenM, 24th Floor, Wisma Genting, Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia unless otherwise indicated. Parent has no directors. Unless otherwise indicated, all officers listed below are citizens of Malaysia.

Name	Current Principal Occupation or Employment
Dato’ Sri Lee Choong Yan

President and Chief Operating Officer of GenM.

Chief Executive Officer of Genting UK Plc.

President of Hercules Topco LLC.

Director, President and Chief Executive Officer of Hercules Merger Subsidiary Inc.

Chief Operating Officer and a Director of Gen USA.

Gerard Lim

Director of Kien Huat.

Director and General Manager of Kien Huat Realty Sdn Bhd

Director of Golden Hope Limited.

Director of Resorts World Inc. Pte. Ltd.

Director of Grand Banks Yachts Limited

Vice President and Secretary of Hercules Topco LLC.

Director, Vice President and Secretary of Hercules Merger Subsidiary Inc.

Ms. Koh Poy Yong	Chief Financial Officer of GenM. Chief Financial Officer of Gen USA. Treasurer of Hercules Topco LLC. Treasurer of Hercules Merger Subsidiary Inc.

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of this Statement, including any amendments thereto. This Joint Filing Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date: November 15, 2019

Genting Berhad

By:	/s/ Loh Bee Hong
Name: Loh Bee Hong
Title: Secretary

Genting Malaysia Berhad

By:	/s/ Ms. Koh Poy Yong
Name: Ms. Koh Poy Yong
Title: Chief Financial Officer

Genting (USA) Limited

By:	/s/ Ms. Koh Poy Yong
Name: Ms. Koh Poy Yong
Title: Chief Financial Officer

Hercules Topco LLC

By:	/s/ Gerard Lim
Name: Gerard Lim
Title: Vice-President and Secretary

Kien Huat Realty III Limited

By:	/s/ Yap Chong Chew
Name: Yap Chong Chew
Title: Authorized Signatory*

Lim Kok Thay

By:	/s/ Yap Chong Chew
Name: Lim Kok Thay
Title: Yap Chong Chew**